FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated October 4, 2005 (“LUXGSM to Offer BlackBerry in Luxembourg")	Page No 3

Document 1

October 4, 2005

LUXGSM TO OFFER BLACKBERRY IN LUXEMBOURG

Luxembourg and Waterloo, ON – P&TLuxembourg, operator of LUXGSM, and Research In Motion (RIM) (Nasdaq: RIMM: TSX: RIM) today announced plans to offer BlackBerry® to mobile professionals in Luxembourg with the introduction of the BlackBerry 7290™ and BlackBerry 7100v™. LUXGSM will make BlackBerry available to corporate, SME and individual users with support for both BlackBerry Enterprise Server™ and BlackBerry Internet Service™.

BlackBerry will enable LUXGSM’s subscribers to access e-mail, phone, text messaging, organizer, Internet browser, and corporate data applications through an integrated platform.

“LUXGSM is committed to providing its customers with the best mobile solutions on the market, and BlackBerry is the leading wireless solution for mobile customers that want to stay connected and productive while on the go,” said Marc Rosenfeld, LUXGSM. “We are pleased to be able to bring BlackBerry to our customers, providing them with an advanced wireless solution for their communication and information needs.”

“BlackBerry is a popular and proven wireless platform that has already been adopted by millions of subscribers around the world,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “BlackBerry leads the industry in providing an optimized mobile experience for the convergence of email, phone and data applications and we look forward to working together to bring the power and productivity advantages of BlackBerry to LUXGSM’s subscribers in Luxembourg.”

LUXGSM will offer customers a choice between two BlackBerry devices. The Java-based BlackBerry 7290 and BlackBerry 7100v features include*:

- Phone, email, text messaging, browser and organizer applications in a single wireless device
- High resolution display supports more than 65,000 colors while maintaining exceptional battery life
- 32 MB flash memory plus 4 MB SRAM for application and data storage
- Java™development environment for additional applications based on open standards
- Push-based wireless connectivity
- Full-featured connected organizer
- Integrated attachment viewing (including support for popular file formats such as Word, Excel, PowerPoint, WordPerfect, PDF, ASCII, JPEG, GIF, BMP, TIFF and PNG)
- Cradle-free wireless synchronization of email and organizer
- Compact form factor with a light and comfortable feel
- Bluetooth® support for wireless headsets and car kits
- Quad-band support for 850/900/1800/1900 MHz GSM/GPRS wireless networks around the world

For corporate customers, BlackBerry Enterprise Server™ tightly integrates with Microsoft®Exchange, IBM Lotus® Domino™ and Novell GroupWise™ and works with existing enterprise systems to enable secure, push-based, wireless access to e-mail and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

About P&TLuxembourg and LUXGSM
Founded in 1842, P&TLuxembourg is a public service company since 1992. With its 2.700 employees, the company operates postal, financial and telecommunication services. P&TLuxembourg is the leading provider of postal and telecommunication services in Luxembourg. With its lean and easily manageable size, P&TLuxembourg serves private customers as well as business customers including international banks, insurance companies and important European institutions. LUXGSM is the leading mobile network in Luxembourg. Launched in 1994 by P&TLuxembourg with Mobilux and CMD as service providers, LUXGSM has almost 400,000 subscribers. P&T's 3G-network was launched in June 2003. February 2004 saw the company sign an agreement with Vodafone to exclusively offer LUXGSM to Vodafone customers as well as Vodafone services to LUXGSM customers. For more information, visit www.ept.lu or www.luxgsm.lu.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Courtney Flaherty
Brodeur for RIM
+1 212.771.3637
cflaherty@brodeur.com

Hotwire PR for RIM
+44 207 608 2500

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

*Certain features may require BlackBerry Enterprise Server v4.0. Check with LuxGSM for roaming services.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	October 4, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller